Exhibit 99.1

November 29, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer, and Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice of Redemption at Maturity of the 2nd Unsecured Bonds with Convertible Bond-Type Stock Acquisition Rights and Change in Uses of Funds

FRONTEO, Inc. (the “Company”) today announced its completion of a redemption at maturity of the outstanding balance of ¥1,250 million of the 2nd unsecured bonds with convertible bond-type stock acquisition rights (the “Bonds”) issued on December 1, 2016. The Company also announced that a resolution was passed at its board of directors meeting held today to change the use of the funds raised by the issuance of the Bonds as described in the subscription documents (the “Change”).

1.                  Details of the redemption of the Bonds

(1) Name of the bond	FRONTEO, INC: 2nd unsecured bonds with convertible bond-type stock acquisition rights

(2) Redemption date	November 29, 2019

(3) Redemption amount	¥1,250 million

(4) Redemption price	¥100 per ¥100 par value

(5) Impact on financial results	There is no impact on the Company’s financial results.

(6) Funds used for redemption	The Company redeemed the Bonds using the proceeds of the Bonds.

(Reference) Summary of the Bonds

1. Issue date	December 1, 2016

2. Total issue price	¥2.5 billion

3. Interest rate	The Bonds bear no interest.

4. Conversion price	¥813

5. Exercise period of stock acquisition rights	From December 1, 2016 to November 28, 2019

6. Information on dilutive shares

The 1,537,528 potentially dilutive shares (4.0% of the number of issued and outstanding shares of common stock, which is 38,149,862) outstanding as of November 29, 2019, are no longer outstanding as a result of the redemption at maturity of the Bonds.

2.                  Change in uses of funds

(1)         Reason for change and detailed explanation therefor

The Company is changing the use of ¥1,675 million out of the ¥2,475 million in proceeds from issuance of the Bonds.

This is because the Bonds reached their maturity under circumstances in which there are no specific opportunities for “Tie-up[s] and M&A for accelerating the development of the healthcare business, including cultivation of cooperators and capital participation,” for which the procured funds were initially planned to be used in the amount above.

Out of the funds of ¥1,675 million, ¥1,250 million is to be allocated as “funds to redeem the Bonds.” This is due to the fact that the stock price has continually fallen below the conversion price, starting from the middle of the exercise period for stock acquisition rights through the final day of the exercise period, and the right to convert the Bonds into stock was not ultimately exercised. The remaining ¥425 million is being used for the recruitment of senior management-level personnel that is geared towards sales growth and “growth investments in all businesses, such as human resources and investment system development,” to further promote the development of “KIBIT Automator” and other activities.

The Company allocated ¥800 million of proceeds from the Bonds in the manner initially planned. Specifically, the funds were allocated to system development, establishment of operation and maintenance systems, development of a sales system, and new investments into research and development for existing projects relating to the healthcare business during the period from December 2016 to November 2019. The Company has been promoting the enhancement and expansion of systems relating to the healthcare business, such as development of an artificial intelligence-based engine called “Concept Encoder,” launch of a tumbling and falling prediction system called “Coroban®”, which uses “Concept Encoder,” and the initiation of delivery of our “Drug Discovery Support AI System.”

(2)         Specific uses of procured funds (initially planned)

Specific use	Amount (millions of yen)	Scheduled disbursement timing

(1) System development for existing projects relating to the healthcare business	380	From December 2016 to November 2019

(2) Establishment of operation and maintenance systems for existing projects relating to the healthcare business	70	From December 2016 to November 2019

(3) Development of a sales system for existing projects relating to the healthcare business	50	From December 2016 to November 2019

(4) New investments into research and development	300	From December 2016 to November 2019

(5) Tie-up and M&A for accelerating the development of the healthcare business, including cultivation of cooperators and capital participation	1,675	From December 2016 to November 2019

Total	2,475

(3)         Specific uses of procured funds (changes are underlined)

Specific use	Amount (millions of yen)	Scheduled disbursement timing

(1) System development for existing projects relating to the healthcare business	380	From December 2016 to November 2019

(2) Establishment of operation and maintenance systems for existing projects relating to the healthcare business	70	From December 2016 to November 2019

(3) Development of sales system for existing projects relating to the healthcare business	50	From December 2016 to November 2019

(4) New investments into research and development	300	From December 2016 to November 2019

(5) Tie-up and M&A for accelerating the development of the healthcare business, including cultivation of cooperators and capital participation	—	—

(6) Funds to redeem the Bonds	1,250	November 2019

(7) Growth investments in all businesses, such as human resources investment and systems development	425	From December 2019 to November 2020

Total	2,475